Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2022

Monaco, May 5, 2022 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2022 (“Q1 2022”).

I.	RECORD PROFITABILITY IN A FIRST QUARTER SINCE NYSE LISTING

•	Q1 2022 Net Income available to common stockholders of $115.4 million ($0.93 per share) vs $60.5 million ($0.49 per share) in Q1 2021.

•	Q1 2022 Adjusted Net Income available to common stockholders[1] of $104.5 million ($0.84 per share) vs $38.0 million ($0.31 per share) in Q1 2021.

•	Q1 2022 liquidity of $644 million[2] vs $240 million in Q1 2021.

II.	NEW CHARTER ARRANGEMENTS[3] AND FULLY EMPLOYED CONTAINERSHIP FLEET FOR THE YEAR AHEAD

•	Containership fleet fully employed for the remainder of 2022.

•	More than 90% of the containership fleet[4] is fixed for 2023.

•	Entered into a total of 49 chartering agreements for the dry bulk fleet since the beginning of 2022. Selected fixtures are shown below:

–	Charter of the 2012-built, 63,227 DWT dry bulk vessel Damon at a daily rate of $35,000 for a period of approximately one month.

–	Charter of the 2010-built, 58,018 DWT dry bulk vessel Norma at a daily rate of $45,000 for a period of approximately 70 days.

–	Charter of the 2010-built, 56,729 DWT dry bulk vessel Libra at a daily rate of $37,000 for a period between 50 and 120 days.

–	Charter of the 2010-built, 32,527 DWT dry bulk vessel Cetus at a daily rate of $24,000 for a period of approximately one month.

III.	SALE AND PURCHASE ACTIVITY

•	Delivery of the 2010-built 58,018 DWT dry bulk vessel Norma (ex. Magda).

•	Agreement for the sale of the 2009-built, 57,334 DWT dry bulk vessel Thunder. The sale is expected to be concluded in Q2 2022 and will result in an estimated capital gain of $3.6 million.

•	Conclusion of the sale and delivery of the 1997-built, 2,458 TEU containership Messini, which resulted in a capital gain of $17.8 million.

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $3.2 million held by vessel owning-companies set-up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time, between the Company and York Capital Management Global Advisors LLC and $152.5 million of available undrawn funds from our two hunting license facilities as of the date of this earnings release.

3 Please refer to the Fleet List tables in Exhibit 99.2 for additional information on vessel employment details.

4 Calculated on a TEU basis and excluding vessels we have agreed to sell.

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IV.	NEW DEBT FINANCING

•	New financing agreements for an amount of $160.5 million. More specifically:

–	In April 2022, we signed a hunting license loan agreement with a European financial institution for an amount of up to $120 million for the purposes of financing the acquisition cost of dry bulk vessels. The availability period of this facility expires in Q2 2023, an amount of $10.8 million has already been drawn down and the facility has a maximum tenor of five years following the expiration of the availability period.

–	In April 2022, we signed a loan agreement with a leading European financial institution for an amount of $40.5 million for the purposes of refinancing the existing indebtedness of four dry bulk vessels. The new facility has a tenor of four years, and will mature in April 2026.

V.	DIVIDEND ANNOUNCEMENTS

•	On April 1, 2022, we declared a special dividend of $0.50 per share on our common stock and a dividend for the quarter ended March 31, 2022, of $0.115 per share on our common stock, both of which are due to be paid on May 5, 2022, to stockholders of record of common stock as of April 19, 2022.

•	On April 1, 2022, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, $0.531250 per share on our Series C Preferred Stock, $0.546875 per share on our Series D Preferred Stock and $0.554688 per share on our Series E Preferred Stock, which were all paid on April 18, 2022 to holders of record as of April 14, 2022.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the quarter the Company delivered strong results; revenues more than doubled to approx. $270 million and Net Income reached $115 million, compared to $60 million for the same period of last year. As of quarter end, liquidity stood at $640 million.

Fundamentals and strong charter rates for the container market remain unchanged; a commercially fully employed container fleet with no vessels available on short notice. Congestion shows no signs of easing, while recent events are in fact contributing to further increases.

In such an opportune market environment we have covered all of our containership open days for 2022 and we have ca. 95% coverage for 2023. Contracted revenues for the containership fleet in the water amount to $3.3 billion with a remaining time charter duration of 4.1 years.

On the dry bulk side, the market continues to be strong with smaller ships earning a premium to the larger ones, also benefiting from container spillover. Supply and demand dynamics remain healthy underpinned by a historically low orderbook.”

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Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2021	2022

Voyage revenue	$126,725	$268,010
Accrued charter revenue (1)	$1,032	$3,357
Amortization of time-charter assumed	$-	$49
Voyage revenue adjusted on a cash basis (2)	$127,757	$271,416

Adjusted Net Income available to common stockholders (3)	$37,986	$104,494
Weighted Average number of shares	122,384,052	124,150,337
Adjusted Earnings per share (3)	$0.31	$0.84

Net Income	$68,141	$123,037
Net Income available to common stockholders	$60,546	$115,442
Weighted Average number of shares	122,384,052	124,150,337
Earnings per share	$0.49	$0.93

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” tables in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2022 and 2021. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022

Net Income	$68,141	$123,037
Earnings allocated to Preferred Stock	(7,595)	(7,595)
Net Income available to common stockholders	60,546	115,442
Accrued charter revenue	1,032	3,357
General and administrative expenses – non-cash component	1,439	2,552
Non-recurring, non-cash write-off of loan deferred financing costs	363	634
Amortization of Time charter assumed	-	49
Realized (gain) / loss on Euro/USD forward contracts (1)	(78)	331
(Gain) / Loss on sale of vessels (1)	260	(17,798)
(Gain) / Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	1,117	(73)
Fair value measurement of equity securities	(25,937)	-
Other non-recurring, non-cash items	(756)	-
Adjusted Net Income available to common stockholders	$37,986	$104,494
Adjusted Earnings per Share	$0.31	$0.84
Weighted average number of shares	122,384,052	124,150,337

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time charter assumed, realized (gain)/loss on Euro/USD forward contracts, (gain)/loss on sale of vessels, fair value measurement of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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